SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 13, 2026 “TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2026”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 13, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2026
In terms of paragraph 6.26(a) of the JSE Limited Listings Requirements, issuers are required to publish a trading statement as soon as they are reasonably certain, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.
DRDGOLD is in the process of finalising its financial results for the year ended 30 June 2026 (“Current Reporting Period”) and DRDGOLD shareholders are accordingly advised that the Company is reasonably certain that, for the Current Reporting Period, it will report:
•earnings per share (“EPS”) of between 481.4 cents and 507.4 cents compared to EPS of 260.1 cents for the year ended 30 June 2025 (“Previous Corresponding Period”), being an increase of between 85% and 95%; and
•headline earnings per share (“HEPS”) of between 481.2 cents and 507.2 cents compared to HEPS of 260.6 cents for the Previous Corresponding Period, being an increase of between 85% and 95%.
The expected increase in EPS and HEPS for the Current Reporting Period compared to the Previous Corresponding Period, is primarily due to movements in, inter alia, the following items:

		YEAR ENDED	YEAR ENDED	% change
		30 June 2026	30 June 2025
Production
Gold produced	kg	4,839	4,830	*
	oz	155,577	155,288	*
Gold sold	kg	4,865	4,818	1%
	oz	156,413	154,902	1%
Ore milled	Metric (000't)	25,070	25,613	(2%)
Yield	Metric (g/t)	0.193	0.189	2%

Key financial results summary
Revenue	Rm	11,159.0	7,878.2	42%
	US$m	661.1	434.1	52%
Average gold price received	R per kg	2,289,250	1,632,275	40%
	US$ per oz	4,218	2,797	51%
Cash operating costs[1]	Rm	4,712.5	4,372.7	8%
	US$m	279.2	240.9	16%
Cash operating costs	R per t	188	171	10%
	US$ per t	11	9	22%
Cash operating costs	R per kg	967,544	903,824	7%
	US$ per oz	1,783	1,549	15%
Capital expenditure	Rm	3,531.6	2,254.9	57%
	US$m	209.2	124.2	68%

Average R/US$ exchange rate		16.88	18.15	(7%)
* Change less than 1%
[1] Cash operating costs excludes the movement in gold in process

1.Revenue
Group revenue increased by R3,280.8 million, or 42%, to R11,159.0 million (FY2025: R7,878.2 million), primarily as a result of a 40% increase in the Rand gold price received and a marginal 1% increase in gold sold from 4,818kg to 4,865kg.
Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R2,408.5 million, or 42% to R8,080.0 million (FY2025: R5,671.5 million), mainly due to the 40% increase in the Rand gold price received and a 2% increase in gold sold to 3,521kg (FY2025: 3,466kg) driven by a 4% increase in gold yield to 0.185g/t (FY2025: 0.178g/t). Throughput tonnages decreased by 3% from 19.5Mt in the Previous Corresponding Period to 19.0Mt.
Far West Gold Recoveries Proprietary Limited’s (“FWGR”) revenue increased by R872.3 million, or 40% to R3,079.0 million (FY2025: R2,206.7 million), mainly due to the 40% increase in the Rand gold price received, notwithstanding a marginal 1% decrease in gold sold to 1,344kg (FY2025: 1,352kg). Gold yield decreased by 2% from 0.222g/t in the Previous Corresponding Period to 0.218g/t while throughput tonnages remained consistent at 6.1Mt.
2.Cash operating costs
Group cash operating costs increased by 8% to R4,712.4 million (FY2025: R4,372.7 million).
At Ergo, cash operating costs increased by 7%, to R3,968.8 million (FY2025: R3,699.2 million). The increase was primarily driven by higher reagent costs, mainly due to the ongoing sodium cyanide supply constraints in South Africa, increased diesel costs amid the Middle East conflict, and higher trucking costs incurred to transport material from various sites to sustain throughput while awaiting Water Use Licence approvals for certain reclamation sites. These cost increases were partially offset by a reduction in electricity costs, reflecting the incremental benefit of Ergo's solar plant and battery energy storage system (BESS). Cash operating costs per kg of gold sold increased by 5% to R1,122,767/kg (FY2025: R1,064,447/kg) and by 10% per tonne processed to R209/t (FY2025: R190/t).
At FWGR, cash operating costs increased by 10% to R743.6 million (FY2025: R673.5 million) due to higher reagent costs and higher reagent consumption due to the nature of material being processed. The cost of electricity rose by 12% driven mainly by higher tariffs and a marginal increase in power consumption.
3.Operational performance outlook
On 20 August 2025, in its annual results for the year ended 30 June 2025, the Company issued production guidance for the year ended 30 June 2026 of between 140,000 ounces and 150,000 ounces of gold and cash operating costs at approximately R995,000/kg.
Gold production of 155,577 ounces exceeded the upper end of the guidance range by more than 5,500 ounces, reflecting strong operational performances from both Ergo and FWGR. In addition, cash operating costs of R967,544/kg remained below the guidance of approximately R995,000/kg for the year ended 30 June 2026, demonstrating the Group's disciplined cost management and operational efficiency despite inflationary cost pressures.
4.Capital expenditure
Cash capital expenditure increased by R1,276.7 million, or 57%, to R3,531.6 million (FY2025: R2,254.9 million), primarily reflecting expenditure incurred in the execution of the core projects underpinning Vision 2028:
Growth capital expenditure at Ergo increased primarily due to the construction of infrastructure and a dual pipeline to facilitate the resumption of tailings deposition on the Daggafontein Tailings Storage Facility (“TSF”). The Daggafontein TSF received its first tailings deposition on 6 July 2026, marking the completion of the first of the “Big Five” projects forming part of Vision 2028.
Growth capital expenditure at FWGR increased significantly, reflecting the progression of the DP2 plant expansion, the Regional Tailings Storage Facility (RTSF) and associated pipeline infrastructure through peak construction and commissioning phases. The new elution circuit and smelt house at DP2 Plant were commissioned on 14 July 2026, pouring the first gold on the same day. In July 2026, approval of the long anticipated Water Use Licence for the Libanon reclamation pump station was received, paving the way for the anticipated production uplift at FWGR.
The Group continued to advance its Vision 2028 growth programme while maintaining stable operating performance and generating sufficient cash flows to fund all capital expenditure requirements.

5.Liquidity
As at 30 June 2026, DRDGOLD held R2,770.0 million in cash and cash equivalents (FY2025: R1,306.2 million), the increase in cash and cash equivalents was after paying dividends of R779.3 million (FY2025: R431.0 million) and capital expenditure as detailed above.
The Group remains free of any bank debt as at 30 June 2026, (30 June 2025: Rnil). To support liquidity in funding the significant capital expansion programme, the Group has a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed. The facilities remained undrawn as at 30 June 2026.
The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s external auditors.
The reviewed condensed consolidated financial statements for the year ended 30 June 2026 are expected to be published on SENS on or about Wednesday, 19 August 2026.

Johannesburg
13 August 2026
Sponsor
One Capital